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                                                                    EXHIBIT 99.3

                                 HOLLINGER INC.

                              DIRECTOR RESIGNATION

         Toronto, Canada, January 19, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that, due to a conflict, Andre Bisson, OC has resigned as a director of Hollinger and as a member of Hollinger's Audit Committee.

         Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International, Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

Peter G. White
Secretary
Hollinger Inc.

Tel: (416) 363-8721

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